U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
                                  (Check One):

[ ] Form 10KSB [ ] Form 20F [ ] Form 11K [X] Form 10QSB [ ] Form N-SAR

For Period Ended:  September 30, 2006

[ ]  Transition Report on Form 10-KSB
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-QSB
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not applicable.

________________________________________________________________________________

PART I - REGISTRANT INFORMATION
________________________________________________________________________________

Full Name of Registrant:            Uranium Energy Corp.

Former Name if Applicable:

Address of Principal Executive      Austin Centre
Office (Street and Number):         701 Brazos, Suite 500 PMB#


City, State and Zip Code:           Austin, Texas 78701

________________________________________________________________________________

PART II - RULES 12b-25(b) and (c)
________________________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


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[ ]  (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b)   The subject annual report, semi-annual report, transition report on

          Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on

          Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)

          has been attached if applicable.

________________________________________________________________________________

PART III - NARRATIVE
________________________________________________________________________________

State below in reasonable detail the reasons why the Form 10-KSB, 20-F, 11-K, 10-QSB or N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

          Management of Uranium Energy Corp., a Nevada corporation (the

"Company"), has experienced increased business operations, new corporate acquisitions and certain financial issues during the nine-month period ended

September 30, 2006, which in turn has increased the scale and scope of the financial statement preparation and review process. Therefore, management of the

Company deems additional time is appropriate and necessary for the nine-month period ended September 30, 2006 in order to ensure complete and accurate disclosure of all material facts in its Quarterly Report on Form 10-QSB.


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________________________________________________________________________________

PART IV - OTHER INFORMATION
________________________________________________________________________________

(1)       Name and telephone number of person to contact in regard to this notification: Diane D. Dalmy  303.985.9324.

(2)       Have all other period  reports  required  under  section 13 or 15(d)

          of the Securities Exchange Act of 1934 or section 30 of the Investment

          Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify report(s).

          [X] Yes [ ] No.

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          [ ] Yes [X] No

          If so: attach an explanation of the anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

________________________________________________________________________________

                              URANIUM ENERGY CORP.
                  ____________________________________________
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 14, 2006                 By: /s/ AMIR ADNANI
      _________________                     ___________________________
                                                Amir Adnani
                                                Chief Executive Officer


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature.

If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)